Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

TELE NORTE LESTE	TELEMAR NORTE LESTE S.A.
PARTICIPAÇÕES S.A.	CNPJ/MF N° 33.000.118/0001-79
CNPJ/MF Nº 02.558.134/0001-58	NIRE 33300152580
NIRE Nº 333 0026253 9	Public Company
Public Company
TELEMAR PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE 3330016601-7
Public Company
RELEVANT FACT
Rio de Janeiro, November 10, 2006 — The companies Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as the Telemar Companies, in connection with the authorizations and conditions required for the corporate reorganization of the Telemar Companies described in the Relevant Fact dated September 27, 2006 (item 3.2 of the “Protocol for Stock Swap and Reasons between Tele Norte Leste Participações S.A. and Telemar Participações S.A.”), hereby inform the following:
1.	The board of directors of the National Agency of Telecommunications — ANATEL, through Act 61,794, dated November 9, 2006, has approved the proposal of corporate reorganization of the Telemar Companies. The full text of the Act, published in the Official Gazette (Diário Oficial da União) — Section 1, on November 10, 2006, is available at TNL’s headquarters at Rua Humberto de Campos, 425, 8th floor in Rio de Janeiro, RJ in Brazil, and on the website www.telemar.com.br/ir.

2.	TmarPart’s registration statement on Form F-4 has been declared effective by the U.S. Securities and Exchange Commission; being understood that: i) the listing of TmarPart shares on the São Paulo Stock Exchange (BOVESPA) and the registration to the Novo Mercado are in the process of being approved; and ii) the request for the creation of an American Depositary Receipts (ADR) program for TmarPart common shares has already been presented to the Comissão de Valores Mobiliários — CVM;

3.	The termination of the current TmarPart shareholders’ agreements shall be formalized by the time of the TmarPart shareholders’ meeting to vote on the stock swap (incorporação de ações) under which the TNL shares will be exchanged for shares of TmarPart.

For more information, please contact:
INVESTOR RELATIONS	GLOBAL CONSULTING GROUP
Email: invest@telemar.com.br	Lauren Puffer
Roberto Terziani (55 21) 3131-1208	lpuffer@hfgcg.com
Carlos Lacerda (55 21) 3131-1314	Tel: 1-646-284-9404
Fax: (5521) 3131-1144	Fax: 1-646-284-9494

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